UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

First Eagle Senior Loan Fund
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

32010E100
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32010E100	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 740,768
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 740,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 740,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%[1]
14	TYPE OF REPORTING PERSON PN; IA

__________________

1 The percentages used herein are calculated based upon 7,418,990 shares of common stock outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed on 9/2/2020.

CUSIP No. 32010E100	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 740,768
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 740,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 740,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%[2]
14	TYPE OF REPORTING PERSON IN

__________________

2 The percentages used herein are calculated based upon 7,418,990 shares of common stock outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed on 9/2/2020.

CUSIP No. 32010E100	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 740,768
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 740,768
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 740,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%[3]
14	TYPE OF REPORTING PERSON OO

__________________

3 The percentages used herein are calculated based upon 7,418,990 shares of common stock outstanding as of 6/30/2020, as disclosed in the company's Form N-CSRS filed on 9/2/2020.

CUSIP No. 32010E100	SCHEDULE 13D/A	Page 5 of 6 Pages

This Amendment No. 1 amends and supplements the statement on the original Schedule 13D filed with the SEC on 10/26/20 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the Common Shares. This Amendment No. 1 amends Items 4 and 5 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 12, 2020, Saba Capital Master Fund, Ltd., a private fund advised by Saba Capital Management, L.P., submitted to the Issuer a notice informing the Issuer of its intention to nominate Aditya Bindal and Kyle Cecchini for election to the Issuer’s board of trustees at the Issuer’s 2021 annual meeting of shareholders.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 7,418,990 shares of common stock outstanding as of 6/30/20, as disclosed in the company's N-CSRS filed 9/2/20.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	There have been no transactions in the Common Shares effected since the filing of the Original Schedule 13D, however the Reporting Persons received a dividend of six Common Shares since the filing of the Original Schedule 13D.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

CUSIP No. 32010E100	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2020

SABA CAPITAL Management, L.P.

By:	/s/ Michael D’Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL Management GP, LLC

By:	/s/ Michael D’Angelo
Name: Michael D’Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN

By:	/s/ Michael D’Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823